Exhibit 12

    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges

                                            Millions of Dollars
                                         ------------------------
                                         Six Months Ended June 30
                                         ------------------------
                                           2002              2001
                                         ------------------------
                                                (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes             $  782             2,221
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                          (5)             (101)
  Fixed charges, excluding capitalized
    interest*                               303               224
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                                         $1,080             2,344
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest       $  213               166
  Capitalized interest                      102               111
  Preferred dividend requirements of
    capital trusts                           24                26
  Interest portion of rental expense         45                21
  Interest expense relating to guaranteed
    debt of fifty-percent-or-less-owned
    companies                                 8                 -
  Capitalized interest relating to
    guaranteed debt of greater-than-
    fifty percent-owned companies            14                 -
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                                         $  406               324
=================================================================
Ratio of Earnings to Fixed Charges          2.7               7.2
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*Includes amortization of capitalized interest totaling
 approximately $13 million and $11 million in 2002 and 2001, respectively.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes a minimal amount of interest attributable to the LTSSP borrowing in both the first six months of 2002 and 2001.


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